Exhibit 99.1

Metals Acquisition Limited Announces Appointment of Graham van’t Hoff to the Board of Directors

ST. HELIER, Jersey--(BUSINESS WIRE)--November 15, 2023--Metals Acquisition Limited (NYSE: MTAL):

Metals Acquisition Limited (NYSE:MTAL) (“MAC” or the “Company”) is pleased to announce the appointment of Mr. Graham van’t Hoff as a Non-Executive Director to the Company’s Board of Directors. Mr. van’t Hoff is the nominee director of Bluescape Energy Partners LLC.

Graham van’t Hoff is a global business executive with a successful track record of scaling business and driving growth through restructurings, technology integration and project management discipline. Mr. van't Hoff is also on the board of 5E Advanced Materials, Inc. and Verde Clean Fuels, Inc. Further information related to Mr. van’t Hoff can be found at www.metalsacquisition.com.

Patrice Merrin, Chair of the Board of MAC commented, “We are pleased to welcome Graham van’t Hoff to the board of directors of MAC. Graham’s diverse experience will add to the depth of the board. We look forward to his contributions as we continue to grow MAC.”

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL) is focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Mine . These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the definitive proxy statement/prospectus relating to the business combination that MAC filed with the SEC relating to its acquisition of the CSA Copper Mine, including those under “Risk Factors” therein, and in MAC’s other filings with the SEC. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward- looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Mick McMullen
Chief Executive Officer
Metals Acquisition Limited.
+1 (817) 698-9901
mick.mcmullen@metalsacqcorp.com

Dan Vujcic
Chief Development Officer and Interim Chief Financial Officer
Metals Acquisition Limited.
+61 451 634 120
dan.vujcic@metalsacqcorp.com